EXHIBIT 99.1

LOAN AGREEMENT

     THIS LOAN AGREEMENT (as amended, supplemented or modified from time to time, the “Loan Agreement”), is dated as of April 27, 2001 and is between James F. Mooney (“Executive”), and Unrestricted Subsidiary Funding Company, a Delaware corporation (the “Company”).

     This Loan Agreement is made to induce Executive to accept and continue employment with the Company. Accordingly, the parties hereto agree as follows:

ARTICLE I
LOAN TERMS

     Section 1.1 Loan. The Company agrees, on the terms and conditions set forth in this Loan Agreement, to provide an interest-free loan (the “Loan”) to Executive in the principal amount of Three Million Dollars ($3,000,000) (the “Original Loan Amount”), and to provide Tax Withholding Loan(s) as provided in Section 3 hereof. Executive’s indebtedness for the Original Loan Amount and the principal amount(s) of any Tax Withholding Loan(s), and any interest thereon as provided in Section 2.3(b) hereof, shall be evidenced by a promissory note made by Executive in favor of the Company (the “Note”), in the form of Exhibit A attached hereto.

     Section 1.2 Advancement of Original Loan Amount. The Company shall advance the Original Loan Amount to Executive within three (3) days after the date hereof against delivery of the fully executed Note, properly completed to the Company’s satisfaction.

     Section 1.3 Recourse Liability. The Company shall have full recourse against Executive on account of the Original Loan Amount, the amount(s) of any Tax Withholding Loan(s) payable hereunder or under the Note, and any interest thereon as provided in Section
2.3(b) hereof. Executive shall have personal liability with respect to his obligations hereunder.

     Section 1.4 Repayments From Termination Payments. Any amount otherwise payable to Executive at or in connection with the termination of Executive’s employment with the Company, including but not limited to any severance compensation, shall be applied first to pay accrued but unpaid interest pursuant to Section 2.3(b) hereof, next to repay outstanding principal under any Tax Withholding Loan(s) provided to Executive pursuant to Section 3 hereof, and then to repay outstanding principal under the Loan, including but not necessarily limited to the Original Loan Amount. This Section 1.4 shall not apply to amounts payable to Executive under any tax-qualified retirement plan of the Company.

ARTICLE II
FORGIVENESS OF ORIGINAL LOAN AMOUNT; PAYMENT OF NOTE

     Section 2.1 Quarterly Forgiveness During Continuation of Employment.

         (a) If Executive is an employee of the Company as of a Quarterly Forgiveness Date (as defined herein), the Company shall forgive Two Hundred and Fifty Thousand Dollars

($250,000) of the Original Loan Amount as of each such Quarterly Forgiveness Date, until the Original Loan Amount has been completely forgiven at June 30, 2004 (the “Final Forgiveness Date”).

         (b) For the purposes of this Agreement, “Quarterly Forgiveness Date” means the last calendar day of each calendar quarter ending after the date of this Agreement.

     Section 2.2 Immediate Forgiveness Upon Certain Events.

         (a) Upon the death, Permanent Disability (as defined below) or termination by the Company of Executive’s employment without Cause (as defined below), or upon a Change of Control (as defined below), the Company shall immediately forgive the entire outstanding Original Loan Amount.

         (b) For purposes hereof, the term “Cause” means (1) Executive’s failure to substantially perform his duties and functions, if such failure constitutes gross neglect or willful malfeasance, without taking all reasonable steps to cease or remedy such failure within thirty (30) days after Executive’s receipt of written notice from the Company specifically identifying the nature of and circumstances relevant to any such claimed failure; (2) Executive’s committing fraud against the Company or embezzlement or engaging in conduct that results in Executive being convicted of a felony or being found by a government agency to have violated securities or anti-harassment laws; (3) Executive’s acting in an intentional manner which is reasonably likely to be materially detrimental or damaging to the Company’s reputation, business, operations or relations with its employees, suppliers or customers; or (4) Executive’s habitual abuse of alcohol or prescription drugs or abuse of controlled substances.

         (c) For purposes hereof, the term “Permanent Disability” means (1) Executive’s failure to devote full normal working time to his employment with the Company for a period of at least thirty (30) consecutive normal business days or for at least a majority of the normal business days in any consecutive ninety (90)-day period; and (2) the existence of an illness or incapacity (either physical or mental) affecting Executive which, in the reasonable opinion of a Qualified Physician, is likely to be of such character or severity that Executive would be unable to resume devoting his full normal working time as required herein to his employment hereunder for a period of at least six (6) consecutive months. The term “Qualified Physician” means an impartial physician competent to diagnose and treat the illness or condition that Executive is believed to be suffering, selected by the Company and reasonably acceptable to Executive (or if Executive is then incapable of acting for himself, Executive’s personal representative), who shall have personally examined Executive and shall have personally reviewed Executive’s relevant medical records; provided the Company shall bear the costs of such Qualified Physician’s services and Executive agrees to submit to an examination by such Qualified Physician, to the disclosure of Executive’s relevant medical records to such Qualified Physician, and to permit the Qualified Physician to make a full report of findings and conclusions to the Company. The date of any Permanent Disability hereunder shall be the date on which such Qualified Physician presents his or her full report of findings and conclusions to the Company indicating that Executive has a Permanent Disability.

         (d) For purposes hereof, the term “Change of Control” shall have the meaning attributed to such term in the Nextel Change of Control Plan adopted by Company’s Board of Directors and its Compensation Committee at meetings held on July 14, 1999, as reflected in the minutes of such meetings.

     Section 2.3 Repayment on Occurrence of Repayment Event.

         (a) Anything to the contrary herein notwithstanding, if Executive’s employment is terminated by the Company with Cause (within the meaning of Section 2.2(b) hereof), or if Executive resigns or terminates his employment with the Company for any reason other than Permanent Disability prior to the Final Forgiveness Date then, in such event (each a “Repayment Event”), the Company shall not forgive any further amounts under the Loan, and so much of the Original Loan Amount as has not been forgiven as of the date of such Repayment Event, together with all amounts outstanding under any Tax Withholding Loan(s) shall become due and payable as provided in the Note.

         (b) Interest shall begin to accrue and become payable with respect to (i) the Original Loan Amount, or so much thereof as has not been forgiven as of the date of any Repayment Event, and (ii) on amount(s) outstanding under any Tax Withholding Loan(s), in each case from and after any Repayment Event, at the current prime rate of interest (as stated by the Wall Street Journal), based on a 360-day year, until such Original Loan Amount and amount(s) outstanding under any Tax Withholding Loan(s), and any interest thereon, have been paid in full.

     Section 2.4 Method of Determination. Except as expressly provided herein, all determinations made or to be made under this Agreement, including but not limited to any determination as to whether Executive is entitled to forgiveness of any amount pursuant to Section 2.1 or Section 2.2 hereof, as to the occurrence or non-occurrence of any Repayment Event, or as to the determination of the amount of any Forgiven Amount(s) or Foregone Interest Compensation pursuant to Section 3 hereof, and all related matters, shall be made in good faith, in the case of the determination of any Forgiven Amount(s) or Foregone Interest Compensation pursuant to Section 3 hereof, by the Chief Executive Officer, and in all other cases, by the Chief Executive Officer or, if so requested by the Executive, by the Board of Directors of the Company, in each case with the advance of legal or such other professional advice as the Board or Chief Executive Officer may deem appropriate, in its sole discretion.

ARTICLE III
APPLICABLE TAX WITHHOLDINGS; TAX WITHHOLDING LOAN(S)

     Section 3.1 Applicable Tax Withholdings.

         (a) Executive understands and acknowledges that the Company is required to withhold Applicable Withholding Taxes from (i) any amounts forgiven pursuant to Section 2.1 and 2.2 hereof (the “Forgiven Amount(s)”); and (ii) any foregone interest on the Loan and any Tax Withholding Loan(s) provided pursuant to this Section 3 hereof, deemed to be compensation to Executive (the “Foregone Interest Compensation”).

         (b) “Applicable Withholding Taxes” means, with respect to any Forgiven Amount(s) or Foregone Interest Compensation, the aggregate amount of federal, state and local income and payroll taxes (including without limitation any applicable FICA, Social Security or similar required withholdings) that the Company is required to withhold in connection with such Forgiven Amount(s) or Foregone Interest Compensation, as the case may be.

         (c) The amount of any Forgiven Amount(s) and Foregone Interest Compensation shall be determined in accordance with Section 2.4 hereof.

     Section 3.2 Tax Withholding Loan(s). On the date on which the Company is required to withhold Applicable Withholding Taxes with respect to any Forgiven Amount(s) or any Foregone Interest Compensation, the Company shall pay such Applicable Withholding Taxes with respect to such Forgiven Amount(s) or Foregone Interest Compensation, as the case may be, on Executive’s behalf as an interest-free loan that shall become due and be repaid by Executive on Company’s last business day in February of the year immediately following the year in which the Company was required to withhold Applicable Withholding Taxes with respect to such Forgiven Amount(s) or Foregone Interest Compensation or, if earlier, on the date of any Repayment Event, as further provided in the Note (each a “Tax Withholding Loan”). Executive explicitly authorizes such repayment(s) to be made as a deduction from his annual performance bonus payment(s). Executive’s obligation to repay any Tax Withholding Loan(s) shall not be subject to forgiveness under Section 2.1 or Section 2.2 hereof.

ARTICLE IV
MISCELLANEOUS

     Section 4.1 Miscellaneous.

         (a) No failure or delay by the Company in exercising any right, power or privilege under this Loan Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

         (b) This Loan Agreement may be amended only in a writing signed by Executive and the Company. Any waiver must be in a writing signed by the waiving party.

         (c) The provisions of this Loan Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Loan Agreement is for the benefit of the Company and its successors and assigns and Executive and his heir(s). This Loan Agreement shall not be transferable by Executive except by will or by the laws of descent and distribution.

         (d) If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Company in order to carry out the intentions of the parties hereto as nearly as may be possible, and (ii) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

     Section 4.2 Governing Law. This Loan Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without application of Virginia conflict of law rules.

     IN WITNESS WHEREOF, the parties hereto have caused this Loan Agreement to be duly executed as of the day and year first above written.

EXECUTIVE: JAMES F. MOONEY

/s/ JAMES F. MOONEY (Signature)

COMPANY: UNRESTRICTED SUBSIDIARY FUNDING COMPANY

By: /s/ TIMOTHY M. DONAHUE Name:
Title:

EXHIBIT A

PROMISSORY NOTE

$3,000,000 plus the amount of	April 27, 2001
any Tax Repayment Loan(s)	Reston, Virginia

FOR VALUE RECEIVED, the maker, James F. Mooney (“Executive”), promises to promptly pay to Unrestricted Subsidiary Funding Company, a Delaware corporation (the “Company”), when and as due in accordance with the Loan Agreement dated April ______, 2001 by and between the Company and Executive, the terms of which are hereby incorporated by reference (the “Loan Agreement”) (i) the principal sum of Three Million Dollars ($3,000,000) (the “Original Loan Amount”), or so much thereof as remains outstanding on the date of any Repayment Event (as defined in the Loan Agreement), and (ii) all principal amount(s) outstanding with respect to any Tax Withholding Loan(s) provided to Executive pursuant to the Loan Agreement, together with any interest thereon as provided in Section 2.3(b) of the Loan Agreement.

This Note is payable at the corporate offices of the Company at 2001 Edmund Halley Drive, Reston, Virginia 20191, or at such other place as the Company may designate in writing from time to time. This Note is issued pursuant to the Loan Agreement, and all terms not otherwise defined herein shall have the meaning given such terms in the Loan Agreement.

Original Loan Amount Forgiveness. The Original Loan Amount may be subject to forgiveness in accordance with the terms of the Loan Agreement.

Optional Prepayments. The right of prepayment is reserved, in whole or in part, at any time without penalty.

Default. If any payment due hereunder is not made within ten (10) calendar days following the date on which such payment was due, or if Executive is declared or adjudicated to be bankrupt by a United States Bankruptcy Court, Executive shall be in default hereunder. Upon the occurrence of a default under this Note or the Loan Agreement, the entire unpaid principal balance of this Note, shall, at the option of the holder, immediately become due and payable. The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law.

Severability. If any provision hereof is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law (i) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Company in order to carry out the intentions of the parties hereto as nearly as may be possible, and (ii) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

No Waivers. No failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or exercise of any other right, power or privilege.

Miscellaneous. Presentment, demand, protest, and notice of dishonor and of protest are hereby waived by Executive to the extent permitted by law. Executive agrees to pay, to the extent permitted by law, all expenses incurred in collecting this obligation, including reasonable attorneys’ fees, should this obligation or any part thereof not be paid as and when due.

Governing Law. This Note shall be governed by, and construed in accordance with, the substantive laws of the Commonwealth of Virginia, without application of Virginia conflict of law rules.

JAMES F. MOONEY

/s/ JAMES F. MOONEY (Signature)	[SEAL]